BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street
New York, New York 10286

February 18, 2025

BNY Mellon Advantage Funds, Inc.

240 Greenwich Street
New York, New York 10286

Re: Fee Waiver and Expense Limitation – BNY Mellon Dynamic Total Return Fund

To Whom It May Concern:

BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Dynamic Total Return Fund (the "Fund"), a series of BNY Mellon Advantage Funds, Inc. (the "Company"), as follows:

The fund's investment adviser, BNYM Investment Adviser, has contractually agreed, for so long as the fund invests in the subsidiary, to waive the management fee it receives from the fund in the amount equal to the management fee paid to BNYM Investment Adviser by the subsidiary. In addition, BNYM Investment Adviser has contractually agreed, until February 28, 2026, to waive receipt of its fees and/or assume the direct expenses of the fund so that the direct expenses of none of the fund's share classes (excluding Rule 12b-1 fees, shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed 1.15%. On or after February 28, 2026, BNYM Investment Adviser may terminate this expense limitation agreement at any time.

This Agreement may only be amended by agreement of the Fund, upon the approval of the Board of Directors of the Fund and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to February 28, 2026, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Company with respect to the Fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Windels
James Windels
Vice President and Director

Accepted and Agreed To:

BNY Mellon ADVANTAGE FUNDS, INC.

By: /s/ Amanda Quinn

Amanda Quinn

Assistant Secretary